UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.
Press Release dated May 30, 2013 entitled “Grupo Financiero Santander México announces that its parent company, Banco Santander, S.A., has reached an agreement to strengthen its asset management division”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: May 30, 2013

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES
THAT ITS PARENT COMPANY, BANCO SANTANDER, S.A., HAS REACHED AN
AGREEMENT TO GROW ITS ASSET MANAGEMENT DIVISION

Mexico City, Mexico, May 30, 2013 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander Mexico”) announced today that its parent company, Banco Santander, S.A. (“Santander”), has reached an agreement with Warburg Pincus and General Atlantic to strengthen its asset management division. Under this agreement, which is still subject to certain regulatory approvals, Warburg Pincus and General Atlantic will jointly acquire a 50% equity stake in an asset management holding company that will integrate eleven asset management division companies, primarily in Europe and Latin America. The remaining 50% will be indirectly held by our parent company.

As previously disclosed in our annual report, this transaction would result in the divestiture of Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (“Gestión Santander”) and therefore Gestión Santander will no longer be part of Santander Mexico. However, we expect to enter into exclusive, long-term distribution agreements so that Banco Santander (México) S.A., Santander Mexico as well as Casa de Bolsa Santander, S.A. de C.V, Grupo Financiero Santander México, can continue to offer mutual funds managed by Gestión Santander following the divestiture.

As was reaffirmed in the Board meeting that took place on February 14th, 2013, such transaction is authorized to occur only at or above a price determined by a third party to be fair and upon satisfaction of certain other standard market conditions, as well as any required  government and third party approvals .

As of March 31, 2013, Gestión Santander managed approximately 180 billion pesos. This transaction would value Gestión Santander at approximately 195 million euros (~3,250 million pesos) and we estimate a net capital gain for Santander Mexico of 1,900 million pesos.

About Grupo Financiero Santander México
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2013, Santander Mexico had total assets of Ps.856.8 billion under Mexican GAAP and more than 10.0 million customers. Headquartered in Mexico City, the Company operates 967 branches and 226 offices nationwide and has a total of 13,498 employees.

Investor Relations Contact
Gerardo Freire
+ (5255) 52691827
investor@santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE